

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2014

<u>Via U.S. mail</u>
Mr. Li Jiantao, President, CEO and CFO
Annec Green Refractories Corporation
No. 5 West Section, Xidajie Street, Xinmi City
Henan Province, PRC 452370

> **Re: Annec Green Refractories Corporation**
> **Form 8-K Item 4.01**
> **Filed October 16, 2013**
> **File No. 0-54117**

Dear Mr. Li:

We issued comments on the above captioned filing on November 4, 2013. On January 15, 2014, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief